Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2004

Commission File No. 1-08346

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-____________

SIGNATURES
PRESS RELEASE
1) Summary
2) Business Results and Financial Position
3) Statements of income
4) Balance sheets
5) Statements of cash flows
6) Segment Information
(Notes)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation
(Registrant)

January 29, 2004

	BY:	/s/ Seiji Enami Seiji Enami General Manager Finance and Accounting Department Administration Group

TDK Corporation 1-13-1, Nihonbashi Chuo-ku, Tokyo 103-8272 Japan

Contacts;
	TDK Corporation (Tokyo)	Corporate Communications Department Michinori Katayama	+81(3)5201-7102

	TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600

	TDK UK Limited	Ron Matier	+44(1737)773773

FOR IMMEDIATE RELEASE

TOKYO — January 29, 2004 TDK Corporation today announced its Consolidated business results prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”) for the 3rd quarter (“Qtr.”) of fiscal year (“FY”) 2004, the three months ended December 31, 2003, and for the nine-month-period from April 1, 2003 through December 31, 2003 were as follows;

1) Summary

Consolidated results (October 1, 2003 — December 31, 2003)

	The 3rd Qtr. of FY2004			The 3rd Qtr. of FY2003
	(October 1, 2003 - December 31, 2003)			(Oct. 1, 2002 - Dec. 31, 2002)		Change

Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	181,851	100.0	1,699,542	161,678	100.0	20,173	12.5

Operating income	18,139	10.0	169,523	6,172	3.8	11,967	193.9

Income before income taxes	18,712	10.3	174,879	6,055	3.7	12,657	209.0

Net income	14,132	7.8	132,075	4,575	2.8	9,557	208.9

Per common share :
Net income / Basic	Yen 106.75		U.S.$1.00	Yen 34.49
Net income / Diluted	Yen 106.69		U.S.$1.00	Yen 34.49

(Sales breakdown)

	The 3rd Qtr. of FY2004			The 3rd Qtr. of FY2003
	(October 1, 2003 - December 31, 2003)			(Oct. 1, 2002 - Dec. 31, 2002)		Change

Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components	142,134	78.2	1,328,355	121,864	75.4	20,270	16.6
Electronic materials	42,998	23.7	401,850	41,553	25.7	1,445	3.5
Electronic devices	28,957	15.9	270,626	28,868	17.9	89	0.3
Recording devices	65,425	36.0	611,449	47,818	29.6	17,607	36.8
Semiconductors & others	4,754	2.6	44,430	3,625	2.2	1,129	31.1
Recording media & systems	39,717	21.8	371,187	39,814	24.6	(97)	–0.2

Total sales	181,851	100.0	1,699,542	161,678	100.0	20,173	12.5

Overseas sales	135,627	74.6	1,267,542	118,638	73.4	16,989	14.3

Notes:

1.	Consolidated results for the 3rd quarter of FY2004 and FY2003 are unaudited by independent accountant.

2.	U.S.$1 = Yen 107

1/12

Consolidated

9 months Consolidated results

Consolidated results (April 1, 2003 — December 31, 2003)

	The nine-month-period of FY2004			The nine-month-period of FY2003
	(April 1, 2003 - December 31, 2003)			(Apr. 1, 2002 - Dec. 31, 2002)		Change

Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	498,130	100.0	4,655,421	458,058	100.0	40,072	8.7

Operating income	42,159	8.5	394,009	16,191	3.5	25,968	160.4

Income before income taxes	43,726	8.8	408,654	13,691	3.0	30,035	219.4

Net income	33,389	6.7	312,047	9,220	2.0	24,169	262.1

Per common share :
Net income / Basic	Yen 252.02		U.S.$2.36	Yen 69.47
Net income / Diluted	Yen 251.96		U.S.$2.35	Yen 69.47

(Sales breakdown)

	The nine-month-period of FY2004			The nine-month-period of FY2003
	(April 1, 2003 - December 31, 2003)			(Apr. 1, 2002 - Dec. 31, 2002)		Change

Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components	396,486	79.6	3,705,477	356,136	77.7	40,350	11.3
Electronic materials	125,300	25.2	1,171,028	130,471	28.5	(5,171)	–4.0
Electronic devices	81,408	16.3	760,823	88,161	19.2	(6,753)	–7.7
Recording devices	176,848	35.5	1,652,785	125,991	27.5	50,857	40.4
Semiconductors & others	12,930	2.6	120,841	11,513	2.5	1,417	12.3
Recording media & systems	101,644	20.4	949,944	101,922	22.3	(278)	–0.3

Total sales	498,130	100.0	4,655,421	458,058	100.0	40,072	8.7

Overseas sales	370,370	74.4	3,461,402	330,729	72.2	39,641	12.0

Notes:

1.	Consolidated results for the nine-month-period of FY2004 and FY2003 are unaudited by independent accountant.

2.	U.S.$1 = Yen 107

2/12

2) Business Results and Financial Position

1.	Summary

     Consolidated results for the third quarter of fiscal 2004, the three-month period from October 1, 2003 to December 31, 2003, were as follows:

     TDK posted net sales of ¥181,851 million (U.S.$1,699,542 thousand), up 12.5% from ¥161,678 million recorded in the corresponding period of the previous fiscal year. Operating income climbed 193.9%, from ¥6,172 million, to ¥18,139 million (U.S.$169,523 thousand). Income before income taxes rose 209.0%, from ¥6,055 million, to ¥18,712 million (U.S.$174,879 thousand), and net income jumped 208.9%, from ¥4,575 million, to ¥14,132 million (U.S.$132,075 thousand). Basic net income per common share was ¥106.75 (U.S.$1.00), up from ¥34.49.

     Average third-quarter yen exchange rates for the U.S. dollar and euro were ¥108.92 (previous year ¥122.62) and ¥129.48 (previous year ¥122.51), respectively, as the yen appreciated 11.2% versus the dollar and depreciated 5.7% against the euro. This had the effect of lowering net sales by approximately ¥13.0 billion and operating income by approximately ¥5.4 billion.

(Sales by Segment)

     The following is an explanation of sales by segment.

Electronic materials and components segment

     In the electronic materials and components segment, net sales increased 16.6%, from ¥121,864 million, to ¥142,134 million (U.S.$1,328,355 thousand). Sales in the electronic materials and electronic devices sectors increased on the back of higher demand for components, which was fueled by a growing digital household appliances market, rebounding mobile phone demand and other factors. In the recording devices sector, sales of HDD heads rose sharply year on year as demand for HDDs continued to swell. These and other factors drove the increase in segment sales as a whole. Sector results were as follows.

Electronic materials

     Sales in the electronic materials sector increased 3.5%, from ¥41,553 million, to ¥42,998 million (U.S.$401,850 thousand).

3/12

     (Capacitors) Sales of multilayer chip capacitors, which account for the majority of the sector sales, increased year on year. Higher orders for these products, which reflected growing demand for information and communications products, offset falling sales prices and the negative effect of exchange rate movements.

     (Ferrite cores and magnets) In ferrite cores, deflection yoke cores and flyback transformer cores saw sales drop due to falling demand and calls for discounts from customers. The drop in orders is a reflection of a rapid shift in consumer demand from CRTs, the main application for these products, to LCDs, PDPs and other flat panel displays. While demand for cores for the latter applications is expanding, this growth is insufficient to offset the downturn in sales of large cores. The result was lower sales for ferrite cores as a whole during the third quarter. Magnet sales also declined, even though sales volumes were largely unchanged, because of falling sales prices. Overall, sales of ferrite cores and magnets were down year on year.

Electronic devices

     In the electronic devices sector, sales edged up 0.3%, from ¥28,868 million, to ¥28,957 million (U.S.$270,626 thousand).

     (Inductive devices) Inductive devices, the largest product category in this sector, posted higher sales year on year as demand grew from the communications products field in line with advances in the performance of mobile phones. However, sales growth was held back by lower unit prices and foreign currency movements.

     (High-frequency components) Sales of high-frequency components decreased despite an upswing in unit volume, particularly for use in mobile phones, the main market for these components. The continuing glut in the supply of high-frequency components of all types prompted customers to demand price reductions that were greater than in other electronic components sectors.

     (Other products) Overall, sales of other products decreased. Sensors and actuators recorded higher sales due to growth in demand in the communications products and PCs and peripherals sectors. However, sales of power systems declined as demand remained soft.

4/12

Recording devices

     Recording devices sales rose 36.8%, from ¥47,818 million, to ¥65,425 million (U.S.$611,449 thousand). Sales of HDD heads were up sharply, mainly due to continuing expansion in the HDD market and the resulting robust HDD sales by major TDK customers. Sales of other heads also increased.

Semiconductors & others

     Sales in the semiconductors & others sector climbed 31.1%, from ¥3,625 million, to ¥4,754 million (U.S.$44,430 thousand), despite sluggish sales of semiconductors for LAN applications. The growth reflected higher sales of anechoic chambers for noise control and equipment used in these chambers.

Recording media & systems segment

     In the recording media & systems segment, sales edged down 0.2%, from ¥39,814 million, to ¥39,717 million (U.S.$371,187 thousand). While TDK continues to command a high share of the audiotape and videotape markets, sales in these two categories decreased as demand continues to shrink due to structural changes. Optical media products posted increased sales, with higher sales of CD-Rs and DVDs in an expanding market offsetting lower sales prices. In the other products sector, sales decreased overall. Higher sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers failed to offset lower sales of device-related products.

     *Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.

(Sales by Region)

Japan

     Sales increased 7.4%, from ¥43,040 million, to ¥46,224 million (U.S.$432,000 thousand). While sales in the electronic materials and recording devices sectors increased, sales fell in the electronic devices sector. Sales in the recording media & systems segment were on a par with the corresponding period of the previous fiscal year.

5/12

Americas

     Sales decreased 12.5%, from ¥28,134 million, to ¥24,622 million (U.S.$230,112 thousand). Sales fell in all sectors, with the exception of semiconductors & others. The main factors behind the fall in electronic materials were lower demand and the negative effect of the appreciation of the yen relative to the U.S. dollar.

Europe

     Sales increased 1.1%, from ¥21,998 million, to ¥22,247 million (U.S.$207,916 thousand). The recording media & systems segment recorded slightly higher sales while the electronic materials and electronic devices sectors recorded small declines.

Asia (excluding Japan) and Others

     Sales increased 29.6%, from ¥68,506 million, to ¥88,758 million (U.S.$829,514 thousand). All product categories recorded higher sales.

     The overall result was a 14.3% rise in overseas sales year on year, from ¥118,638 million, to ¥135,627 million (U.S.$1,267,542 thousand). Overseas sales accounted for 74.6% of consolidated net sales, a 1.2 percentage point increase from 73.4% one year earlier.

2. Cash Flows

Cash flows from operating activities

     Net cash provided by operating activities was ¥22,384 million (U.S.$209,196 thousand), ¥2,997 million more than in the third quarter of the previous fiscal year. There was a net improvement of ¥9,557 million in net income and an ¥884 million increase in depreciation and amortization. Among items related to changes in assets and liabilities, there was a sharp increase in trade receivables and an increase in trade payables.

Cash flows from investing activities

     Net cash used in investing activities was ¥8,922 million (U.S.$83,383 thousand), an increase of ¥634 million. Capital expenditures used net cash of ¥10,368 million (U.S.$96,897 thousand), ¥1,915 million higher year on year. This was offset in part by proceeds of ¥1,442 million (U.S.$13,477 thousand) from the sale of a U.S. subsidiary.

6/12

Cash flows from financing activities

     Net cash used in financing activities was ¥3,109 million (U.S.$29,056 thousand), a year-on-year decrease of ¥311 million. Dividends paid used cash of ¥3,309 million (U.S.$30,925 thousand), about the same as in the third quarter of the previous fiscal year.

3. Fiscal 2004 Projections

TDK’s consolidated and non-consolidated projections for fiscal 2004, the year ending March 31, 2004 (“ Fiscal 2004 ”), have been revised, as detailed below.

Consolidated Projections for Fiscal 2004

			Projection made
	Revised		for Fiscal
	projection for	% change	2004 as of
	Fiscal 2004	from FY03	October 2003

	¥ millions		¥ millions

Net sales	¥664,000	9.1%	¥636,000
Operating income	52,500	137.8	45,000
Income before income taxes	54,000	198.7	46,000
Net income	41,000	241.1	33,500

Non-Consolidated Projections for Fiscal 2004

			Projection made
	Revised		for Fiscal
	projection for	% change	2004 as of
	Fiscal 2004	from FY03	October 2003

	¥ millions		¥ millions

Net sales	¥315,000	-1.8%	¥307,800
Operating income (loss)	(3,400)	—	2,100
Current income	2,100	-76.9	7,500
Net income	200	50.4	2,400

Note: TDK had previously assumed an average yen-U.S. dollar exchange rate of ¥110 for the second half of fiscal 2004. The actual average rate in the third quarter was ¥109 and TDK is assuming an average rate of ¥105 in the fourth quarter.

Cautionary Statement About Projections

This earnings release contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this earnings release.

In preparing forecasts and estimates, TDK and its group companies have used as their basis, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this earnings release are subject to a number of risks and uncertainties and may prove to be inaccurate.

The electronics markets in which TDK and its group companies operate are highly susceptible to rapid changes. Furthermore, TDK and its group companies operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

The premises and assumptions used in computing the projections in this earnings release include, but are not limited to, those explained above.

7/12

Consolidated

3) Statements of income

[ 3rd Qtr. results ]

	The 3rd Qtr. of FY2004			The 3rd Qtr. of FY2003
	(October 1, 2003 - December 31, 2003)			(Oct. 1, 2002 - Dec. 31, 2002)		Change

Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	181,851	100.0	1,699,542	161,678	100.0	20,173	12.5
Cost of sales	128,695	70.8	1,202,757	123,018	76.1	5,677	4.6
Gross profit	53,156	29.2	496,785	38,660	23.9	14,496	37.5
Selling, general and administrative expenses	35,017	19.2	327,262	32,488	20.1	2,529	7.8
Operating income	18,139	10.0	169,523	6,172	3.8	11,967	193.9
Other income (deductions):
Interest and dividend income	254		2,374	312		(58)
Interest expense	(58)		(542)	(158)		100
Foreign exchange gain (loss)	(802)		(7,495)	(128)		(674)
Other-net	1,179		11,019	(143)		1,322
Total other income (deductions)	573	0.3	5,356	(117)	–0.1	690	—
Income before income taxes	18,712	10.3	174,879	6,055	3.7	12,657	209.0
Income taxes	4,504	2.5	42,094	1,233	0.7	3,271	265.3
Income before minority interests	14,208	7.8	132,785	4,822	3.0	9,386	194.6
Minority interests	(76)	–0.0	(710)	(247)	–0.2	171	69.2
Net income	14,132	7.8	132,075	4,575	2.8	9,557	208.9

[ 9 months period results ]

	The nine-month-period of FY2004			The nine-month-period of FY2003
	(April 1, 2003 - December 31, 2003)			(Apr. 1, 2002 - Dec. 31, 2002)		Change

Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	498,130	100.0	4,655,421	458,058	100.0	40,072	8.7
Cost of sales	356,614	71.6	3,332,842	346,756	75.7	9,858	2.8
Gross profit	141,516	28.4	1,322,579	111,302	24.3	30,214	27.1
Selling, general and administrative expenses	99,357	19.9	928,570	95,111	20.8	4,246	4.5
Operating income	42,159	8.5	394,009	16,191	3.5	25,968	160.4
Other income (deductions):
Interest and dividend income	909		8,495	1,020		(111)
Interest expense	(270)		(2,523)	(356)		86
Foreign exchange gain (loss)	(2,839)		(26,533)	(1,827)		(1,012)
Other-net	3,767		35,206	(1,337)		5,104
Total other income (deductions)	1,567	0.3	14,645	(2,500)	–0.5	4,067	—
Income before income taxes	43,726	8.8	408,654	13,691	3.0	30,035	219.4
Income taxes	10,015	2.0	93,598	3,989	0.9	6,026	151.1
Income before minority interests	33,711	6.8	315,056	9,702	2.1	24,009	247.5
Minority interests	(322)	–0.1	(3,009)	(482)	–0.1	160	33.2
Net income	33,389	6.7	312,047	9,220	2.0	24,169	262.1

Notes:

1.	Above statements of income for FY 2004 and FY 2003 are unaudited by independent accountant.

2.	U.S.$1 = Yen 107

8/12

Consolidated

4) Balance sheets

ASSETS

	As of December 31, 2003			As of Sep. 30, 2003		Change	As of Mar. 31, 2003

Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%

Current assets	465,671	61.2	4,352,066	446,324	59.5	19,347	420,962	56.3
Cash and cash equivalents	200,595		1,874,720	193,406		7,189	170,551
Net trade receivables	159,175		1,487,617	141,343		17,832	140,023
Inventories	76,070		710,935	77,663		(1,593)	73,917
Other current assets	29,831		278,794	33,912		(4,081)	36,471

Noncurrent assets	295,457	38.8	2,761,280	304,391	40.5	(8,934)	326,375	43.7
Investments in securities	17,418		162,785	16,791		627	18,722
Net property, plant and equipment	210,333		1,965,729	216,670		(6,337)	225,907
Other assets	67,706		632,766	70,930		(3,224)	81,746

TOTAL	761,128	100.0	7,113,346	750,715	100.0	10,413	747,337	100.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of December 31, 2003			As of Sep. 30, 2003		Change	As of Mar. 31, 2003

Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%

Current liabilities	116,169	15.3	1,085,692	109,836	14.7	6,333	105,014	14.0
Short-term debt	1,680		15,701	1,620		60	1,919
Trade payables	63,459		593,075	60,454		3,005	56,960
Accrued expenses	41,747		390,159	37,766		3,981	39,571
Income taxes payables	3,362		31,421	2,163		1,199	1,057
Other current liabilities	5,921		55,336	7,833		(1,912)	5,507

Noncurrent liabilities	72,063	9.5	673,486	75,989	10.1	(3,926)	85,078	11.4
Long-term debt, excluding current installments	138		1,290	165		(27)	94
Retirement and severance benefits	69,953		653,766	75,811		(5,858)	84,971
Deferred income taxes	1,972		18,430	13		1,959	13
Total liabilities	188,232	24.8	1,759,178	185,825	24.8	2,407	190,092	25.4

Minority interests	3,231	0.4	30,196	3,228	0.4	3	3,360	0.5

Common stock	32,641		305,056	32,641		—	32,641
Additional paid-in capital	63,051		589,262	63,051		—	63,051
Legal reserve	16,494		154,150	16,494		—	15,953
Retained earnings	552,083		5,159,654	541,295		10,788	525,919
Accumulated other comprehensive income (loss)	(88,126)		(823,608)	(85,204)		(2,922)	(78,824)
Treasury stock	(6,478)		(60,542)	(6,615)		137	(4,855)
Total stockholders’ equity	569,665	74.8	5,323,972	561,662	74.8	8,003	553,885	74.1

TOTAL	761,128	100.0	7,113,346	750,715	100.0	10,413	747,337	100.0

Notes:

1.	Balance sheets as of December 31, 2003 is unaudited by independent accountant.

2.	U.S.$1 = Yen 107

9/12

Consolidated

5) Statements of cash flows

	The 3rd Qtr. of FY2004		The 3rd Qtr. of FY2003
	(October 1, 2003 - December 31, 2003)		(Oct. 1, 2002 - Dec. 31, 2002)

Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Cash flows from operating activities:
Net income	14,132	132,075	4,575
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,333	143,299	14,449
Loss on disposal of property and equipment	811	7,580	1,099
Deferred income taxes	601	5,617	180
Loss on securities	18	168	79
Gain on sale of overseas subsidiary	755	7,056	—
Changes in assets and liabilities:
Increase in trade receivables	(20,558)	(192,131)	(9,479)
Decrease in inventories	539	5,037	6,974
Increase (decrease) in trade payables	4,405	41,168	(1,048)
Increase (decrease) in income taxes payables, net	1,852	17,308	(615)
Other-net	4,496	42,019	3,173

Net cash provided by operating activities	22,384	209,196	19,387

Cash flows from investing activities:
Capital expenditures	(10,368)	(96,897)	(8,453)
Proceeds from sale of investments	1	9	—
Payment for purchase of investments	(51)	(477)	(14)
Proceeds from sale of overseas subsidiary	1,442	13,477	—
Other-net	54	505	179

Net cash used in investing activities	(8,922)	(83,383)	(8,288)

Cash flows from financing activities:
Proceeds from long-term debt	11	103	—
Repayment of long-term debt	(68)	(636)	(69)
Increase (decrease) in short-term debt, net	155	1,449	5
Sale (purchase) of treasury stock, net	102	953	(40)
Dividends paid	(3,309)	(30,925)	(3,316)

Net cash used in financing activities	(3,109)	(29,056)	(3,420)

Effect of exchange rate changes on cash and cash equivalents	(3,164)	(29,570)	(1,086)
Net increase in cash and cash equivalents	7,189	67,187	6,593
Cash and cash equivalents at beginning of period	193,406	1,807,533	147,822
Cash and cash equivalents at end of period	200,595	1,874,720	154,415

Notes:

1.	Above statements of cash flows for FY 2004 and FY 2003 are unaudited by independent accountant.

2.	U.S.$1 = Yen 107

10/12

Consolidated

6) Segment Information

     The following industry and geographic segment information are required by the Japanese Securities Exchange Law.

1. Industry segment information

	The 3rd Qtr. of FY2004			The 3rd Qtr. of FY2003
	(Oct. 1, 2003 - Dec. 31, 2003)			(Oct. 1, 2002 - Dec. 31, 2002)		Change

Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components
Net sales	142,134	100.0	1,328,355	121,864	100.0	20,270	16.6
Unaffiliated customers	142,134		1,328,355	121,864		20,270	16.6
Intersegment	—		—	—		—	—
Operating expenses	123,214	86.7	1,151,533	116,043	95.2	7,171	6.2

Operating income	18,920	13.3	176,822	5,821	4.8	13,099	225.0

Recording media & systems
Net sales	39,717	100.0	371,187	39,814	100.0	(97)	–0.2
Unaffiliated customers	39,717		371,187	39,814		(97)	–0.2
Intersegment	—		—	—		—	—
Operating expenses	40,498	102.0	378,486	39,463	99.1	1,035	2.6

Operating income (loss)	(781)	(2.0)	(7,299)	351	0.9	(1,132)	—

TOTAL
Net sales	181,851	100.0	1,699,542	161,678	100.0	20,173	12.5
Unaffiliated customers	181,851		1,699,542	161,678		20,173	12.5
Intersegment	—		—	—		—	—
Operating expenses	163,712	90.0	1,530,019	155,506	96.2	8,206	5.3

Operating income	18,139	10.0	169,523	6,172	3.8	11,967	193.9

Note: U.S.$1 = Yen	107

2. Geographic segment information

		The 3rd Qtr. of FY2004			The 3rd Qtr. of FY2003
		(Oct. 1, 2003 - Dec. 31, 2003)			(Oct. 1, 2002 - Dec. 31, 2002)		Change

Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Japan	Net sales	89,476	100.0	836,224	86,486	100.0	2,990	3.5

	Operating income (loss)	(235)	–0.3	(2,196)	1,310	1.5	(1,545)	—

Americas	Net sales	27,707	100.0	258,944	27,451	100.0	256	0.9

	Operating income	2,108	7.6	19,701	350	1.3	1,758	502.3

Europe	Net sales	21,699	100.0	202,795	22,009	100.0	(310)	–1.4

	Operating income (loss)	41	0.2	383	(821)	–3.7	862	—

Asia and others	Net sales	105,037	100.0	981,654	82,834	100.0	22,203	26.8

	Operating income	15,719	15.0	146,906	5,156	6.2	10,563	204.9

Intersegment eliminations	Net sales	62,068		580,075	57,102		4,966

	Operating income (loss)	(506)		(4,729)	(177)		(329)

Total	Net sales	181,851	100.0	1,699,542	161,678	100.0	20,173	12.5

	Operating income	18,139	10.0	169,523	6,172	3.8	11,967	193.9

Notes:

1.	The sales are classified by geographic areas of the seller and include transfers between geographic areas.

2.	U.S.$1 = Yen 107

3. Sales by region

	The 3rd Qtr. of FY2004			The 3rd Qtr. of FY2003
	(Oct. 1, 2003 - Dec. 31, 2003)			(Oct. 1, 2002 - Dec. 31, 2002)		Change

Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Americas	24,622	13.6	230,112	28,134	17.4	(3,512)	–12.5
Europe	22,247	12.2	207,916	21,998	13.6	249	1.1
Asia and others	88,758	48.8	829,514	68,506	42.4	20,252	29.6
Overseas sales total	135,627	74.6	1,267,542	118,638	73.4	16,989	14.3

Japan	46,224	25.4	432,000	43,040	26.6	3,184	7.4

Net sales	181,851	100.0	1,699,542	161,678	100.0	20,173	12.5

Notes:

1.	Sales by region are classified by geographic areas of the buyer.

2.	U.S.$1 = Yen 107

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Consolidated

(Notes)

1.	The consolidated financial statements are prepared in conformity with U.S. GAAP.

2.	During this consolidated accounting period, TDK had 71 subsidiaries (20 in Japan and 51 overseas). TDK also had 8 affiliates (5 in Japan and 3 overseas) whose financial statements are accounted for by the equity method.

3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income, other comprehensive income (loss) and total comprehensive income (loss) for the three months ended December 31, 2003 and 2002 were as follows;

	The 3rd Qtr. of FY2004		The 3rd Qtr. of FY2003
	(Oct. 1, 2003 - Dec. 31, 2003)		(Oct. 1, 2002 - Dec. 31, 2002)

Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Net income	14,132	132,075	4,575
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(7,630)	(71,309)	(3,660)
Minimum pension liability adjustments	4,897	45,766	(3,708)
Net unrealized gains (losses) on securities	(189)	(1,766)	(8)

Total comprehensive income (loss)	11,210	104,766	(2,801)

Note: U.S.$1 = Yen 107

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